EXHIBIT 99.1


ASE TEST LIMITED                                                   April 9, 2002
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel. 886-2-8780-5489                      Mobile 886-920-189-608
Fax. 886-2-2757-6121                      email: jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel. 408-567-4383                         email:   rwei@iselabs.com

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                 ASE TEST LIMITED ANNOUNCES MARCH 2002 REVENUES

TAIPEI, TAIWAN, R.O.C., APRIL 9, 2002 - ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated March 2002 net revenues were US$25.88 million. Compared to prior periods, the March figure represented a drop of 25% year-over-year and an increase of 25% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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                     March      February       March         YoY      Sequential
(US$000)              2001          2002        2002      Change          Change
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Net Revenues        34,433        20,656      25,883        -25%             25%
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HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

[REPRESENTATION OF BAR CHART]


US$000
        Jul '01    Aug '01    Sep '01    Oct '01    Nov '01    Dec '01    Jan '02    Feb '02     Mar '02
        ------------------------------------------------------------------------------------------------
         18,887     20,221     21,418     22,669     23,270     21,467     22,431     20,656      25,883


CONSOLIDATED QUARTERLY NET REVENUES (UNAUDITED)

ASE Test's net revenues for the three months ending March 2001, December 2001, and March 2002 are set forth in the table below. The Company expects to announce its 1Q02 results after the US markets close on April 22.

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                         1Q           4Q           1Q         YoY     Sequential
(US$000)               2001         2001         2002      Change         Change
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Net Revenues        103,176       67,406       68,970        -33%             2%
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